Exhibit 99.1

SANOFI-AVENTIS LAUNCHES ITS MANDATORY OFFER TO THE SHAREHOLDERS OF HOECHST AKTIENGESELLSCHAFT

OFFER DOCUMENT CLEARED BY GERMAN FINANCIAL SUPERVISORY AUTHORITY (BAFIN)

Paris, France – October 1, 2004 – sanofi-aventis announces that yesterday the German Financial Supervisory Authority cleared the offer document relating to its mandatory offer to the shareholders of Hoechst Aktiengesellschaft (Hoechst). Accordingly, sanofi-aventis has published today the offer document and launched its mandatory offer to the shareholders of Hoechst.

The acceptance period for the mandatory offer begins on October 1, 2004 and will end on December 10, 2004, 24:00 hours (Central European Time). The offer price amounts to EUR 51.23 per Hoechst share, resulting in an aggregate purchase price of approximately EUR 550 million for the remaining 1.91% of the Hoechst shares not already owned by the sanofi-aventis group. Subject to certain conditions, sanofi-aventis would in addition increase the price paid per Hoechst share in the mandatory offer if and to the extent a higher price per Hoechst share were to be stipulated in a squeeze-out resolution adopted within one year of the announcement of the results of the mandatory offer. The mandatory offer is not subject to any conditions precedent.

In accordance with applicable German securities law, the offer document is available in German on the sanofi-aventis website at www.sanofi-aventis.com under the section “Hoechst Angebot/Offer”.

A French translation of the pro forma condensed unaudited financial information as of December 31, 2003 and June 30, 2004 included in the offer document is also available on the sanofi-aventis website at www.sanofi-aventis.com under the section “Finance-Publications”.

The sanofi-aventis Group is the world’s 3rd largest pharmaceutical company, ranking number 1 in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular disease, thrombosis, oncology, diabetes, central nervous system, internal medicine, vaccines. The sanofi-aventis Group is listed in Paris (EURONEXT : SAN) and in New York (NYSE : SNY).

Important Information.
The mandatory offer is being made solely by means of the offer document which contains important additional information. Hoechst shareholders may obtain copies of the offer document in German, free of charge at BNP Paribas Securities Services S.A., Zweigniederlassung Frankfurt am Main, Grüneburgweg 14, 60322 Frankfurt am Main. In the United States, Hoechst shareholders may obtain a copy of the English language translation of the offer document free of charge from BNP Paribas Securities Corp., The Equitable Tower, 787 Seventh Avenue, New York, New York 10019. An English language translation of the offer document is also available at www.sanofi-aventis.com.

The English language translation of the offer document has not been reviewed by the BaFin or the United States Securities and Exchange Commission.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of Hoechst Aktiengesellschaft.